Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Financial Results for the Third Quarter of 2017 and Announces $2.0 Million Share Buyback Plan

SHANGHAI, China, December 15, 2017 – Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), today announced its unaudited financial results for the third quarter ended September 30, 2017.

In the third quarter of 2017, Acorn experienced a moderate year-over-year decline in revenues following the partial divestiture of its HJX electronic learning products business announced in August 2017. The exit from the HJX business drove increases in gross profit and reductions in operating expenses and more importantly, allowed the Company to focus on expanding its already profitable businesses and brands.

As a result, Acorn saw strong growth from the e-commerce channel, primarily from sales of its proprietary Babaka posture correction products, and an increase in gross margin to 69.3% from 54.5% in the year-ago period due to a larger proportion of higher margin e-commerce sales in the product mix. Total operating expenses decreased 11.4% year-over-year and operating loss improved to $0.8 million compared to a loss of $1.5 million.

During the quarter, the Company received dividends from Yimeng Software Technology Co., Ltd. (“Yimeng”), a publicly traded company in China and recorded other income of approximately $2.7 million. The Company recorded a net profit of $2.3 million and closed the quarter with a cash position of $25.1 million.

Acorn anticipates further liquidation of non-core assets, including a potential sale or other liquidity generating transaction involving non-core property in Shanghai, which has a carrying value of approximately $13.2 million. The Company may also sell additional shares of Yimeng from time to time based on market factors and its other investment and capital requirements.

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For the fourth quarter of 2017, Acorn has experienced some pressure on revenue and profits. Acorn’s participation in Alibaba’s Singles Day event was not as productive as planned and Acorn’s e-commerce business is facing additional headwinds that are continuing to play out through the month of December.

In 2018 and beyond, Acorn will continue to emphasize the e-commerce channel and plans to introduce new products and product line extensions. The Company will seek to increase revenues and improve profitability by focusing on its own proprietary brands.  Simultaneously, the Company continually evaluates new business opportunities and is also exploring several other new areas of potential growth.

Financial Results for the Third Quarter of 2017:

Total net revenues were $6.1 million in the third quarter of 2017, down 19.5% from $7.5 million in the third quarter of 2016. The decrease in sales was primarily due to the partial exit from the HJX electronic learning device business, partially offset by an increase in e-commerce sales of posture correction and other products.

Cost of sales in the third quarter of 2017 was $1.9 million, down 45.7% from $3.4 million in the third quarter of 2016.

Gross profit in the third quarter of 2017 was $4.2 million, up slightly from $4.1 million in the third quarter of 2016, despite the lower total net revenues for the period. Gross margin was 69.3% in the third quarter of 2017, up from 54.5% in the third quarter of 2016. The increase in gross margin was due to a larger proportion of higher margin e-commerce sales in the product mix.

Total operating expenses in the third quarter of 2017 were $5.0 million, down 11.4% from $5.6 million in the third quarter of 2016. The decrease was attributable to lower selling and marketing expenses associated with the exit from the HJX business as well as lower general and administrative expenses.

Loss from operations was $0.8 million in the third quarter of 2017, as compared to loss from operations of $1.5 million in the third quarter of 2016.

Other income was $2.8 million in the third quarter of 2017, primarily attributable to dividends from Yimeng shares. Other income was $0.5 million in the third quarter of 2016.

Net income was $2.3 million in the third quarter of 2017, as compared to net loss of $1.8 million in the third quarter of 2016.

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As of September 30, 2017, Acorn’s cash and cash equivalents, with restricted cash, totaled $25.1 million, as compared to $25.6 million as of December 31, 2016.

Nine Months 2017 Financial Results

Total net revenues were $16.7 million in the first nine months of 2017, down 9.5% from $18.5 million in the same period in 2016. The decrease in revenues was largely attributable to the partial exit from the HJX electronic learning device business announced in the third quarter of 2017.

Cost of sales in the first nine months of 2017 was $6.4 million, down 29.3% from $9.0 million in the same period in 2016.

Gross profit in the first nine months of 2017 was $10.4 million, up 9.8% from $9.4 million in the same period in 2016. Gross margin was 62.0% in the first nine months of 2017, up from 51.2% in the same period of 2016. The increase in gross profit was largely attributable to the change in product mix to favor higher margin proprietary products.

Total operating expenses in the first nine months of 2017 were $15.8 million, an increase of $4.6 million from operating expenses of $11.2 million in the same period in 2016. Operating expenses for the first nine months of 2016 were reduced by the impact of a $6.0 million gain from the sale of non-core real estate assets, which partially offset operating expense for the period. There was no such gain in the first nine months of 2017.

Loss from operations was $5.4 million in the first nine months of 2017, as compared to a loss from operations of $1.7 million in the same period in 2016. The loss from operations for the first nine months of 2016 benefited from the $6.0 million gain from the sale of real estate assets.

Share-based compensation was $25,000 in the first nine months of 2017, as compared to $488,076 in the same period in 2016.

Other income was $12.0 million in the first nine months of 2017, primarily due to dividends and gains from sales of Yimeng shares. This compares to other income of $18.6 million in the first nine months of 2016, which was also primarily attributable to gains from sales of Yimeng shares.

Net income was $4.9 million in the first nine months of 2017 as compared to net income of $11.4 million in the first nine months of 2016.

Share Buyback Plan

On December 8, 2017, Acorn’s board of directors approved a new share buyback plan of the Company’s ADSs for a period of one year, replacing the terms of the plan approved in February 2017. Under the new buyback plan, Acorn is authorized to repurchase up to $2.0 million of its ADSs within a one-year period from December 7, 2017 to December 7, 2018. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund any repurchases from its existing cash balance.

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Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), December 15, 2017, to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	+1-888-359-3624
International:	+1-719-457-2604

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 8440907 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through December 22, 2017, and can be accessed by dialing (866) 375-1919, or (719) 457-0820, passcode 8440907. An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/home/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," “strives,” "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements and include statements with respect to the Company’s ability to increase revenue, maintain margins, manage expenses and generate additional cash flow; the Company’s ability to grow sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its distribution network; and the Company’s ability to sell its non-core assets as planned. The Company’s efforts to implement its proposed business plans, reduction of operating expenses or sale of any assets may not succeed as anticipated or at all. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company's ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company's ability to stay abreast of consumer market trends and maintain the Company's reputation and consumer confidence; the Company's ability to execute and maintain a successful market strategy; potential unauthorized use of the Company's intellectual property; potential disruption of the Company's manufacturing processes; increasing competition in China's consumer market; the Company's U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2016 annual report on Form 20-F filed with SEC on May 15, 2017. For a discussion of other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 9 of the Company's Form 20-F for the fiscal year ended December 31, 2016. The Company's actual results of operations for the third quarter of 2017 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

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ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended September 30		9 Months Ended September 30
	2016	2017	2016	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenues	7,540,146	6,066,861	18,456,112	16,742,505
Cost of revenues	(3,428,467)	(1,862,527)	(9,003,461)	(6,361,560)
Gross profit	4,111,679	4,204,334	9,452,651	10,380,945
Operating (expenses) income
Advertising expenses	-	-	(23,701)	-
Other selling and marketing expenses	(3,285,211)	(2,809,493)	(8,866,963)	(8,545,111)
General and administrative expenses	(2,783,853)	(2,581,581)	(9,540,267)	(8,170,709)
Other operating income, net	468,099	429,747	7,260,739	951,989
Total operating (expenses) income	(5,600,965)	(4,961,327)	(11,170,192)	(15,763,831)
Income (Loss) from operations	(1,489,286)	(756,993)	(1,717,541)	(5,382,886)
Other income	459,428	2,845,268	18,550,007	12,032,524
Income before income taxes and equity in losses of affiliates	(1,029,858)	2,088,275	16,832,466	6,649,638
Income tax benefit (expenses)	(26,232)	175,609	(4,785,523)	(1,774,285)
Equity in losses of affiliates	718,121	-	718,121	-
Net income (loss)	(1,774,211)	2,263,884	11,328,822	4,875,353
Net (loss) attributable to noncontrolling interests	(1,740)	(1,013)	(24,578)	(3,269)
Net income (loss) attributable to Acorn International	(1,772,471)	2,264,897	11,353,400	4,878,622

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ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	31-Dec-16	30-Sep-17
		(Unaudited)
Assets
Cash and cash equivalents	25,505,731	25,064,156
Restricted cash	72,077	75,336
Accounts receivable, net	1,271,209	1,218,324
Inventory	3,977,336	1,733,328
Prepaid advertising expenses	10,689	-
Other prepaid expenses and current assets, net	2,667,930	3,770,500
Deferred tax assets, net	588,493	615,103
Current assets	34,093,465	32,476,747

Prepaid land use rights	6,578,765	6,753,462
Property and equipment, net	13,885,079	13,719,861
Acquired intangible assets, net	575,273	389,058
Available-for-sale securities	74,666,865	56,799,652
Convertible loan	3,218,665	3,491,201
Other long-term assets	301,752	188,027
Total assets	133,319,864	113,818,008

Liabilities and equity
Accounts payable	2,614,118	1,988,666
Accrued expenses and other current liabilities	9,132,166	6,854,246
Income taxes payable	3,665,757	2,555,333
Deferred revenue	380,526	531,204
Current liabilities	15,792,567	11,929,449

Deferred tax liability	18,017,610	13,579,963
Total liabilities	33,810,177	25,509,412

Equity
Ordinary shares	918,185	918,844
Additional paid-in capital	161,938,330	161,962,670
Accumulated deficits	(122,910,876)	(118,032,254)
Accumulated other comprehensive income	80,865,261	69,423,876
Treasury stock, at cost	(21,640,346)	(26,315,660)
Total Acorn International, Inc. shareholders' equity	99,170,554	87,957,476

Noncontrolling interests	339,133	351,120
Total equity	99,509,687	88,308,596
Total liabilities and equity	133,319,864	113,818,008

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